UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

AMTD IDEA GROUP

(Name of Issuer)

Class A Ordinary Shares, par value US$0.0001 per share

(Title of Class of Securities)

00180G106**

(CUSIP Number)

P&R Finance Limited
Clear Radiant Limited
Unicorn Star Limited
Century City International Holdings Limited
c/o 11th Floor, 68 Yee Wo Street
Causeway Bay, Hong Kong
(852) 2894-7888

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 30, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	This statement on Schedule 13D constitutes Amendment No. 4 to the initial Schedule 13D (the “ Initial Schedule 13D”) filed on January 21, 2020 on behalf of each of P&R Finance Limited, a Hong Kong company (“P&R Finance”), Clear Radiant Limited, a British Virgin Islands company (“Clear Radiant”), Unicorn Star Limited, a British Virgin Islands company (“Unicorn Star”), and Century City International Holdings Limited, a Bermuda company (“Century City”), as amended and supplemented by the Amendment No. 1 to the Initial Schedule 13D filed under Schedule 13D/A on January 27, 2020 (“Amendment No. 1”) and further amended and supplemented by the Amendment No. 2 filed under Schedule 13D/A on May 14, 2020 (“Amendment No. 2”) and Amendment No. 3 filed under Schedule 13D/A on January 13, 2022 (“Amendment No. 3”, and collectively with the Initial Schedule 13D, Amendment No.1, Amendment No. 2 and Amendment No. 3, the “Prior Schedule 13D Filings”), with respect to the Ordinary Shares (the “Ordinary Shares”), comprising Class A ordinary shares, par value of $0.0001 per share (“Class A Ordinary Shares”), and Class B ordinary shares, par value of $0.0001 per share (“Class B Ordinary Shares”), of AMTD IDEA Group, a Cayman Islands company (the “Issuer” or “AMTD”). The remainder of this cover page shall be filled out for the reporting persons’ initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**	The CUSIP number of 00180G106 applies to the American depositary shares of the Issuer (“ADSs”). Each American depositary share represents two Class A Ordinary Share. No CUSIP number has been assigned to the Class A Ordinary Shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS P&R Finance Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,674,000(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,674,000(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,674,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.4% of the Class A Ordinary Shares (2) (or 1.2% of the total Ordinary Shares (3)(4) assuming conversion of all outstanding Class B Ordinary Shares into the same number of Class A Ordinary Shares).
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)

Represents the sum of (i) 5,674,000 Class B Ordinary Shares of the Issuer in the aggregate, as sold and transferred by AMTD Group Company Limited (“AMTD Group”) to P&R Finance pursuant to SPA 1 (as defined in Prior Schedule 13D Filings), and as automatically converted into 5,674,000 Class A Ordinary Shares upon such transfer in accordance with the Memorandum and Articles of Association of the Issuer, (ii) 9,500,000 Class B Ordinary Shares of the Issuer in the aggregate, as sold and transferred by AMTD Group to P&R Finance pursuant to SPA 3 (as defined in Prior Schedule 13D Filings), and as automatically converted into 9,500,000 Class A Ordinary Shares upon such transfer in accordance with the Memorandum and Articles of Association of the Issuer, and (iii) the sale of 9,500,000 Class A Ordinary Shares of the Issuer in the aggregate which, assuming completion of the transactions contemplated by SPA 4 (as defined in Item 4 below) will be sold and transferred by P&R Finance Limited to AMTD Group Inc. pursuant to SPA 4.

(2)	Calculated based upon 234,077,210 outstanding Class A Ordinary Shares of the Issuer, as set forth in the Issuer’s annual report on Form 20-F filed on April 28, 2023.

(3)	Calculated based upon 467,604,189 outstanding Ordinary Shares (including treasury shares) in the aggregate as a single class, as set forth in the Issuer’s annual report on Form 20-F filed on April 28, 2023

(4)

In accordance with Rule 13d-3, the percentage reported does not reflect the twenty for one voting power of the Class B Ordinary Shares because the Class B Ordinary Shares are not a registered class of voting equity securities under the Act. The 5,674,000 Class A Ordinary Shares beneficially owned by P&R Finance represents 0.2% of the aggregate combined voting power of the Class A Ordinary Shares and the Class B Ordinary Shares of the Issuer as set out in (3) above.

1	NAMES OF REPORTING PERSONS Clear Radiant Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,069,000(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,069,000(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,069,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.6% of the Class A Ordinary Shares (2) (or 1.3% of the total Ordinary Shares (3)(4) assuming conversion of all outstanding Class B Ordinary Shares into the same number of Class A Ordinary Shares).

14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)

Represents 6,069,000 Class B Ordinary Shares of the Issuer in the aggregate, sold and transferred by AMTD Group to Clear Radiant pursuant to SPA 2 (as defined in Prior Schedule 13D Filings), and automatically converted into 6,069,000 Class A Ordinary Shares upon transfer in accordance with the Memorandum and Articles of Association of the Issuer.

(2)	Calculated based upon 234,077,210 outstanding Class A Ordinary Shares of the Issuer, as set forth in the Issuer’s annual report on Form 20-F filed on April 28, 2023.

(3)	Calculated based upon 467,604,189 outstanding Ordinary Shares (including treasury shares) in the aggregate as a single class, as set forth in the Issuer’s annual report on Form 20-F filed on April 28, 2023.

(4)

In accordance with Rule 13d-3, the percentage reported does not reflect the twenty for one voting power of the Class B Ordinary Shares because the Class B Ordinary Shares are not a registered class of voting equity securities under the Act. The 6,069,000 Class A Ordinary Shares beneficially owned by Clear Radiant represents 0.2% of the aggregate combined voting power of the Class A Ordinary Shares and the Class B Ordinary Shares of the Issuer as set out in (3) above.

1	NAMES OF REPORTING PERSONS Unicorn Star Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 601,724(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 601,724(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 601,724
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.3% of the Class A Ordinary Shares (2) (or 0.1% of the total Ordinary Shares (3)(4) assuming conversion of all outstanding Class B Ordinary Shares into the same number of Class A Ordinary Shares).

14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)

Represents the aggregate of (i) 461,538 Class A Ordinary Shares of the Issuer in the aggregate directly acquired by Unicorn Star from AMTD before the initial public offering of the American depositary shares representing the Class A Ordinary Shares of the Issuer, and (ii) 140,186 Class A Ordinary Shares directly acquired by Unicorn Star from AMTD upon completion of the 2021 SPA (as defined in Prior Schedule 13D Filings).

(2)	Calculated based upon 234,077,210 outstanding Class A Ordinary Shares of the Issuer, as set forth in the Issuer’s annual report on Form 20-F filed on April 28, 2023.

(3)	Calculated based upon 467,604,189 outstanding Ordinary Shares (including treasury shares) in the aggregate as a single class, as set forth in the Issuer’s annual report on Form 20-F filed on April 28, 2023.

(4)	In accordance with Rule 13d-3, the percentage reported does not reflect the twenty for one voting power of the Class B Ordinary Shares because the Class B Ordinary Shares are not a registered class of voting equity securities under the Act. The 601,724 Class A Ordinary Shares beneficially owned by Unicorn Star represents 0.02% of the aggregate combined voting power of the Class A Ordinary Shares and the Class B Ordinary Shares of the Issuer as set out in (3) above.

1	NAMES OF REPORTING PERSONS Century City International Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,344,724(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,344,724(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,344,724
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.3% of the Class A Ordinary Shares (2) (or 2.6% of the total Ordinary Shares (3)(4) assuming conversion of all outstanding Class B Ordinary Shares into the same number of Class A Ordinary Shares).

14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)

Represents the sum of (i) 5,674,000 Class B Ordinary Shares of the Issuer in the aggregate, as sold and transferred by AMTD Group to P&R Finance pursuant to SPA 1 (as defined in Prior Schedule 13D Filings), and as automatically converted into 5,674,000 Class A Ordinary Shares upon such transfer in accordance with the Memorandum and Articles of Association of the Issuer, (ii) 9,500,000 Class B Ordinary Shares of the Issuer in the aggregate, as sold and transferred by AMTD Group to P&R Finance pursuant to SPA 3 (as defined in Prior Schedule 13D Filings), and as automatically converted into 9,500,000 Class A Ordinary Shares upon such transfer in accordance with the Memorandum and Articles of Association of the Issuer, and (iii) the sale of 9,500,000 Class A Ordinary Shares of the Issuer in the aggregate which, assuming completion of the transactions contemplated by SPA 4 (as defined in Item 4 below) will be sold and transferred by P&R Finance Limited to AMTD Group Inc. pursuant to SPA 4, (iv) 6,069,000 Class B Ordinary Shares of the Issuer in the aggregate, sold and transferred by AMTD Group to Clear Radiant pursuant to SPA 2 (as defined in Prior Schedule 13D Filings), and automatically converted into 6,069,000 Class A Ordinary Shares upon transfer in accordance with the Memorandum and Articles of Association of the Issuer, (v) 461,538 Class A Ordinary Shares of the Issuer in the aggregate directly acquired by Unicorn Star from AMTD before the initial public offering of the American depositary shares representing the Class A Ordinary Shares of the Issuer, and (vi) 140,186 Class A Ordinary Shares directly acquired by Unicorn Star from AMTD upon completion of the 2021 SPA (as defined in Prior Schedule 13D Filings).

(2)	Calculated based upon 234,077,210 outstanding Class A Ordinary Shares of the Issuer, as set forth in the Issuer’s annual report on Form 20-F filed on April 28, 2023.

(3)	Calculated based upon 467,604,189 outstanding Ordinary Shares (including treasury shares) in the aggregate as a single class, as set forth in the Issuer’s annual report on Form 20-F filed on April 28, 2023.

(4)	In accordance with Rule 13d-3, the percentage reported does not reflect the twenty for one voting power of the Class B Ordinary Shares because the Class B Ordinary Shares are not a registered class of voting equity securities under the Act. The 12,344,724 Class A Ordinary Shares beneficially owned by Century City represents 0.4% of the aggregate combined voting power of the Class A Ordinary Shares and the Class B Ordinary Shares of the Issuer as set out in (3) above.

EXPLANATORY STATEMENT

Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A (this “Amendment No. 4”) amends and supplements the Prior Schedule 13D Filings. Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported in the Prior Schedule 13D Filings. All capitalized terms used herein which are not defined herein have the meanings given to such terms in the Prior Schedule 13D Filings.

Item 2. Identity and Background.

The second paragraph of Item 2 of the Prior Schedule 13D Filings is hereby amended and restated as follows:

Century City indirectly owns 62.3% of the outstanding share capital of Paliburg Holdings Limited, a Bermuda company (“Paliburg Holdings”). Paliburg Holdings indirectly owns 69.3% of the outstanding share capital of Regal Hotels International Holdings Limited, a Bermuda company (“Regal Hotels”). Regal Hotels indirectly owns all of the outstanding share capital of Unicorn Star. Each of Paliburg Holdings and Regal Hotels also indirectly owns 50% of the outstanding share capital of P&R Holdings Limited (“P&R Holdings”). P&R Holdings directly owns all of the outstanding share capital of P&R Finance. P&R Holdings also indirectly owns 62.7% of the outstanding share capital of Cosmopolitan International Holdings Limited, a Cayman Islands company (“Cosmopolitan”) (on a fully diluted and as-converted basis), which in turn indirectly owns all of the outstanding share capital of Clear Radiant. Paliburg Holdings indirectly owns 6.1% of the outstanding share capital of Cosmopolitan (on a fully diluted and as-converted basis). Regal Hotels also indirectly owns 12.3% of the outstanding share capital of Cosmopolitan (on a fully diluted and as-converted basis). Regal Hotels owns all the outstanding share capital of Honormate Nominees Limited, a Hong Kong company (“Honormate”).

Item 4. Purpose of Transaction.

Item 4 of the Prior Schedule 13D Filings is hereby amended and supplemented to include the following:

On June 30, 2023, P&R Finance entered into a share purchase agreement (“SPA 4”) with AMTD Group Inc.. Pursuant to SPA 4, AMTD Group Inc. agreed to buy 9,500,000 Class A Ordinary Shares from P&R Finance at a consideration of AMTD Group Inc. causing the transfer of 368,320,000 ordinary shares, par value HK$0.002 per share, of Cosmopolitan to Valuegood (such consideration transaction, the “Cosmopolitan Share Purchase”), subject to the satisfaction of certain conditions, including all conditions to the completion of the Cosmopolitan Share Purchase being satisfied or waived and each holding company of P&R Finance having obtained approval of the entry into SPA 4 and the Cosmopolitan Share Purchase from its shareholders in accordance with the requirements of the listing rules of the Stock Exchange of Hong Kong. The closing of the SPA 4 shall take place concurrently with the closing of Cosmopolitan Share Purchase, subject to all the conditions set forth thereunder having become satisfied or waived.

On June 30, 2023, the Cosmopolitan Share Purchase was entered into by and among Valuegood, AMTD Properties, P&R Finance and AMTD Group Inc. concurrently with the entry into SPA 4 by P&R Finance and AMTD Group Inc.. As at the date of this Schedule 13D, neither the SPA 4 nor the Cosmopolitan Share Purchase has been completed.

The foregoing description of the SPA 4 does not purport to be complete and is qualified in its entirety by reference to Exhibit 99.9, which is incorporated herein by reference.

The Reporting Persons intend to review their investment on a regular basis and, as a result thereof, may at any time or from time to time determine, either alone or as part of a group, (i) to acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions or otherwise, (ii) to dispose of all or a portion of the securities of the Issuer owned by it in the open market, in privately negotiated transactions or otherwise (subject to the lock-up requirement as described in Prior Schedule 13D Filings) or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Prior Schedule 13D Filings is hereby amended and restated as follows:

Exhibit No.	Description

99.1*	Joint Filing Agreement dated January 21, 2020 by and among the Reporting Persons (previously filed with the Securities and Exchange Commission as Exhibit 99.1 to the Original Schedule 13D filed by the Reporting Persons on January 21, 2020).

99.2*	Share Purchase Agreement dated December 31, 2019 between P&R Finance Limited and AMTD Group Company Limited (previously filed with the Securities and Exchange Commission as Exhibit 99.2 to the Original Schedule 13D filed by the Reporting Persons on January 21, 2020).

99.3*	Share Purchase Agreement dated December 31, 2019 between Clear Radiant Limited and AMTD Group Company Limited (previously filed with the Securities and Exchange Commission as Exhibit 99.3 to the Original Schedule 13D filed by the Reporting Persons on January 21, 2020 but refiled as Exhibit 99.3 to this statement on Schedule 13D to fix a clerical error in the previously filed version).

99.4*	Share Purchase Agreement dated January 24, 2020 between P&R Finance Limited and AMTD Group Company Limited (previously filed with the Securities and Exchange Commission as Exhibit 99.4 to Amendment No. 1 filed by the Reporting Persons on January 27, 2020).

99.5*	Amendment to the Share Purchase Agreement between Clear Radiant Limited and AMTD Group Company Limited dated March 31, 2020 (previously filed with the Securities and Exchange Commission as Exhibit 99.5 to Amendment No. 2 filed by the Reporting Persons on May 18, 2020).

99.6*	Joint Filing Agreement dated January 13, 2022 by and among the Reporting Persons. (previously filed with the Securities and Exchange Commission as Exhibit 99.1 to Amendment No. 3 filed by the Reporting Persons on January 13, 2022).

99.7*	Share Purchase Agreement dated December 29, 2021 between Unicorn Star Limited and AMTD International Inc. (previously filed with the Securities and Exchange Commission as Exhibit 99.2 to Amendment No. 3 filed by the Reporting Persons on January 13, 2022).

99.8*	Put Option Agreement dated December 31, 2021 between International Merchants Holdings and Honormate Nominees Limited. (previously filed with the Securities and Exchange Commission as Exhibit 99.3 to Amendment No. 3 filed by the Reporting Persons on January 13, 2022).

99.9	Form of Share Purchase Agreement dated June 30, 2023 between AMTD Group Inc. and P&R Finance Limited

*	previously filed

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 24, 2023

P&R Finance Limited	By:	/s/ Kenneth Ng Kwai Kai
		Name:	Kenneth Ng Kwai Kai
		Title:	Director

/s/ Allen Wan Tze Wai
		Name:	Allen Wan Tze Wai
		Title:	Director

Clear Radiant Limited	By:	/s/ Kenneth Ng Kwai Kai
		Name:	Kenneth Ng Kwai Kai
		Title:	Director

/s/ Kelvin Leung So Po
		Name:	Kelvin Leung So Po
		Title:	Director

Unicorn Star Limited	By:	/s/ Kenneth Ng Kwai Kai
		Name:	Kenneth Ng Kwai Kai
		Title:	Director

/s/ Allen Wan Tze Wai
		Name:	Allen Wan Tze Wai
		Title:	Director

Century City International Holdings Limited	By:	/s/ Kenneth Ng Kwai Kai
		Name:	Kenneth Ng Kwai Kai
		Title:	Director

/s/ Kelvin Leung So Po
		Name:	Kelvin Leung So Po
		Title:	Director